UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People’s Republic of China
+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On January 29, 2024, Planet Image International Limited (the “Company”) closed its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value HK$0.0001 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-263602), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2022, as amended, and declared effective by the SEC on January 24, 2024. The Class A Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YIBO” on January 25, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated January 24, 2024, with US Tiger Securities, Inc. (“US Tiger” or “Representative”), the sole book-running manager relating to the IPO.

On January 29, 2024, the Company also issued to the Representative warrants to purchase up to 37,500 Class A Ordinary Shares.

In connection with the IPO, the Company issued a press release on January 24, 2024 announcing the pricing and trading of the IPO and a press release on January 29, 2024 announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: January 30, 2024	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Planet Image International Limited Announces Pricing of $5 Million Initial Public Offering
99.2	Press Release – Planet Image International Limited Announces Closing of $5 Million Initial Public Offering

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